ALSTON&BIRD LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309-3424

404-881-7000

Fax: 404-881-7777

www.alston.com

Nils H. Okeson	Direct Dial: 404-881-7889	E-mail: nokeson@alston.com

April 13, 2005

Via Overnight Courier and EDGAR

Daniel F. Duchovny

Attorney-Advisor

Officer of Mergers & Acquisitions

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	CTI Molecular Imaging, Inc.
Schedule 14D-9-C filed March 18, 2005
Schedule 14D-9 filed April 1, 2005

Dear Mr. Duchovny:

This letter sets forth the responses of CTI Molecular Imaging, Inc. (“CTI” or the “Company”) to the comment letter, dated April 8, 2005, from the staff of the Securities and Exchange Commission with regard to the above-referenced filing. The Company has provided the following responses. Accompanying this letter is Amendment No. 3 on Schedule 14D-9/A to the Company’s solicitation/recommendation statement (Amendment No. 3”).

Schedule 14D-9 filed March 18, 2005

1.	Comment. We note the statement that neither Siemens nor CTI are under an “obligation to (and each expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.” This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please confirm that the registrant will avoid making this statement in all future communications.

Bank of America Plaza 101 South Tryon Street, Suite 4000 Charlotte, NC 28280-4000 704-444-1000 Fax: 704-444-1111	90 Park Avenue New York, NY 10016 212-210-9400 Fax: 212-210-9444	3201 Beechleaf Court, Suite 600 Raleigh, NC 27604-1062 919-862-2200 Fax: 919-862-2260	601 Pennsylvania Avenue, N.W. North Building, 10th Floor Washington, DC 20004-2601 202-756-3300 Fax: 202-756-3333

Daniel F. Duchovny

April 13, 2005

Response. The Company confirms that it will avoid making the referenced statement in all future communications. However, the Company may make a statement in future communications, as it deems appropriate, substantially to the following effect: “Except as required by law, the Company assumes no responsibility for updating any forward-looking statements.”

2.	Comment. The filing bears an incorrect EDGAR header identification tag. Please confirm that the registrant understands its preliminary communication should have been filed under cover of Schedule 14D-9-C and that communications subsequent to or that otherwise amend the solicitation/recommendation statement will appear under cover of Schedule 14D-9/A.

Response. The Company understands preliminary communications should be filed under cover of Schedule 14D-9-C. The failure to have done so was inadvertent. The Company confirms that communications subsequent to or that otherwise amend its solicitation/recommendation statement will appear under cover of Schedule 14D-9/A.

Schedule 14D-9 filed April 1, 2005

The Solicitation or Recommendation – Background of the Offer – Page 6

3.	Comment. Please provide us a supplemental copy of the materials presented by Bear Sterns to your board on September 20, 2004 in Germany, as described in the Offer to Purchase made by MI Merger Co.

Response. No materials were presented to the Company’s Board of Directors on September 20, 2004. However, representatives of the Company and Bear, Stearns & Co., Inc. made a presentation to representatives of Siemens Medical Solutions USA, Inc., Siemens AG and Goldman Sachs on that date in Germany. The Company has supplementally furnished a copy of that presentation with the hard copy of this letter submitted via overnight courier. The Company has requested confidential treatment of these materials pursuant to 17 C.F.R. § 200.83. In addition, pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, the Company hereby requests that the presentation be returned to the Company upon completion of the staff’s review. Please return it to the Company, c/o Nils H. Okeson, Alston & Bird LLP, 1201 West Peachtree Street, Atlanta, Georgia 30309-3424.

The Solicitation or Recommendation – Reasons – Page 10

4.	Comment. Please clarify in the paragraph following the bulleted list that you have disclosed all material reasons instead of the principal reasons for the board’s recommendation.

Daniel F. Duchovny

April 13, 2005

Response. The Company has made the requested clarification in Amendment No. 3.

Interest in Securities of the Subject Company – Page 13

5.	Comment. Please tell us why the 73,817.588 shares of common stock granted to Ms. Gilreath on March 31, 2005 are not disclosed in this section. Refer to Item 1008(b) of Regulation M-A and its instructions.

Response. Ms. Gilreath was not granted 73,817.588 shares of common stock on March 31, 2005. Rather, she received a restricted stock grant of 5,000 shares of common stock on that date, which was reflected in the Principal Stockholders table included in Annex A, but was inadvertently omitted from Item 6 of the Company’s solicitation/recommendation statement. The Company has added disclosure of this restricted stock grant to Item 6 in Amendment No. 3.

Additional Information – Page 14

6.	Comment. Please revise to describe the allegations made in the complaint filed against you and the members of your board of directors by shareholders on March 22, 2005.

Response. The Company has included a more detailed description of the allegations made in the complaint in Amendment No. 3.

7.	Comment. Please include disclosure that quantifies the benefits to be received by members of your board of directors and senior management as a result of the tender offer, such as golden parachute payments, improved employment terms under the change of control agreements, proceeds from tendering shares of common stock outstanding and shares underlying stock options, and acceleration of amounts due under compensation or other agreements (for example, the earnout payments due to Concorde Microsystems’ shareholders, per page A-29). Refer to Item 1011(b) of Regulation M-A.

Response. The Company has added the requested disclosure in Amendment No. 3. In addition, the Company supplementally advises the staff that the consummation of the transactions contemplated by the Merger Agreement will not accelerate or otherwise modify the terms under which earnout payments may become due to Concrode Microsystems’ shareholders.

Daniel F. Duchovny

April 13, 2005

Annex A

Board of Directors – Page A-7

8.	Comment. Please revise the descriptions of the business experience of Mr. Doumani and Mr. Jordan to clarify their principal occupations and employment during the past five years. Refer to Rule 14f-1 and the Item 401 of Regulation S-K.

Response. The Company has provided the requested clarifications to the biographies of Messrs. Doumani and Jordan in Amendment No. 3.

*****

In addition, enclosed with this letter is the written statement of the Company requested in the staff’s comment letter.

If you have any questions regarding these responses, please do not hesitate to call the undersigned at (404) 881-7889.

Sincerely,

/s/ Nils H. Okeson
Nils H. Okeson

Enclosures

cc:	Jack H. McCall, Esq.
J. Vaughan Curtis, Esq.